

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

March 24, 2010

Mr. Xiaobin Liu
Chief Executive Officer
Gulf Resources, Inc.
Chenming Industrial Park
Shouguang City, Shandong, China 262714

RE: **Form 8-K Item 4.01 filed February 11, 2010**
    **Form 8-K/A Item 4.01 filed March 12, 2010**
    **Form 8-K/A Item 4.01 filed March 23, 2010**
    **File #1-34499**

Dear Mr. Liu:

    We have completed our review of your Form 8-K and related filings and have no further comments at this time.

    If you have any further questions regarding our review of your filings, please direct them to the undersigned at (202) 551-3866.

Sincerely,

Jeffrey Gordon
Staff Accountant